ALLIED GOLD LIMITED

ASX: ALD
TSX: ALG
AIM: AGLD

25 June 2010

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Allied Signs World Bank IFC loan for Gold Ridge, Solomon Islands

- Project funding for Gold Ridge complete
- 5 year facility provides financial flexibility, no hedging
- Principal repayments no earlier than 2012

Allied Gold Limited has signed a US$35million loan with the International Finance Corporation, a member of the World Bank Group, to underpin the A$150 million redevelopment of the 120,000ozpa Gold Ridge mine in the Solomon Islands.

The loan provides additional financial flexibility allowing Allied Gold to conserve cash it would have otherwise applied to the project redevelopment or consider increasing regional exploration activities.

Key benefits in securing the loan are the collaborative support the IFC can bring to the Solomon Islands project and that the Company will not be required to enter into gold hedging and can retain its hedge free status.

Refurbishment and redevelopment activities at Gold Ridge are ongoing with key items ordered and commissioning activities expected to commence in the March quarter of 2011.

As announced on 17th May 2010 Allied Gold engaged GRES in a A$64M lump sum Engineering Procurement & Construction (EPC) contract for the refurbishment of the Gold Ridge plant.

The June quarterly report released next month will have more detail on expenditure and steady development progress to date.

About Gold Ridge: Allied Gold acquired the Gold Ridge project in the Solomons Island in late 2009 through the acquisition of TSX-listed Australian Solomon Gold. Pre-development works are currently underway with production of 120,000 ozpa expected in 2011. The current mine plan is for 943,000 ounces to be recovered over a 7.8 year mine life.

About Allied Gold: Allied Gold operates the Simberi gold mine (60km from Lihir Island) which has produced in excess of 150,000 ounces since production commenced in February 2008. Production in 2010 is expected to be approx 70,000 ounces with an expansion plan underway to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.

For more details please contact

Frank Terranova	Chief Financial Officer	+61 7 3252 5911
Simon Jemison	Investor and Media	+ 61 418 853 922
Rebecca Greco	Investors (North America)	+1 416 839 8610